Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: October 3, 2014

Trekking for Technology

Dr. Steve Oesterle Shares His Quest for Innovation

Q: Tell us about your role as Senior Vice President of Medicine and Technology.

For the past 13 years, my role has been to assess the landscape of technology where it relates to medicine, and advise our Executive Committee and Board of Directors about where technology is moving. I help determine which technologies we develop internally and which ones we access outside the company. On Medtronic’s behalf, I expand our venture portfolio by investing in small emerging companies that hold promise for developing technology that we may eventually want to acquire.

I spend 80 percent of my time visiting with technology leaders at companies like Apple, Google, Sony and Samsung, as well as spending time at very small companies and technical universities, where the very early seeds of technologies are being developed.

I think this is the most interesting job a doctor could have. People ask me why I left medicine, and I respond that I didn’t. This is all medicine, on a global scale, and our opportunity will be even bigger after the Covidien acquisition. Last year, we helped more than 10 million people with our devices, and our goal is to increase that to more than 20 million over the next few years. The thing that really excites me about this acquisition is that we have a chance to engage these large technology and service companies. The tech giants are positioning themselves to be stars in a galaxy of healthcare, and I like to think we are the sun, because a lot of these things will begin to revolve around us and our capabilities.

Q: Medtronic has a long history of innovation, can you tell us some of the latest innovations we have in the pipeline?

One of the most exciting innovations is in our Cardiac Rhythm and Heart Failure business, which is working on deep miniaturization of our products. We recently released Reveal LINQ, which reduces the size of a cardiac monitor down to the size of a matchstick and we’re also working on a pacing system which is the size of an antibiotic pill. These deeply miniaturized products have the potential to positively disrupt markets like pacing and monitoring in a way that we have not seen for decades.

In Diabetes, we are nearing our goal of creating an artificial pancreas. We are leading the effort to fully close the loop on insulin delivery and create an artificial pancreas, because we are the only company with a fully integrated glucose sensor and insulin pump. Through software algorithms and clever electrical, chemical and mechanical engineering concepts, we’re really close to closing the loop. When we do, it will be one of the most important things we have ever developed.

Finally, in Neuro, there is another kind of closed loop system being developed that uses sensors on the surface of the brain. Like a “brain radio,” it will be able to tune and adjust deep brain stimulation for movement disorders. It would give us the potential to modulate activity in the brain.

Q: How do you personally inspire innovation among employees?

Everything we do traces back to the Medtronic Mission, which is so simple and so easily embraced by our employees. The idea that we all come to work every day to alleviate pain, restore health and extend life is very unique. We’ve got 46,000 employees and all of them, no matter their role, are participating in a Mission that is so inspiring. It’s not very hard to get people excited about it. That’s the easiest way to inspire people.

One of the reasons I travel so much is so that I can be knowledgeable. I can’t inspire people if I don’t know what I’m talking about. Without spending time visiting the big players in technology, I can’t help our leadership make decisions about where we need to be vigilant and invest our time and dollars. Similarly, I’ve spent years attending quarterly business reviews and Executive Committee meetings to understand our businesses and their challenges, so that I can help make the best decisions for Medtronic.

Q: How do you feel our culture nurtures innovation at Medtronic?

We have a culture that is focused on access, not just innovation, and they go together. If we want to provide greater access to our products and therapies, we have to innovate in a way that allows people to get to our products. How do you create value and access for everyone? This is a new culture that has been developing here over the last few years, and I like it. Part of our Mission is to add value where we can.

One of things that excites me the most about the idea of Medtronic and Covidien together as part of a larger company is that Covidien participates in a lot of areas that we haven’t. There is very little overlap with Medtronic, which means there are new business opportunities to help patients. We’re adding to our ability to follow our Mission.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy

Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.